SECURITIES AND EXCHANGE COMMISSION
     Washington, DC 20549

        FORM 12b-25
  Notification of Late Filing

                       Commission File Number: 0-9297
(Check one)

[ ] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F [ X ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For the period ended June 30, 1998

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: _____________________

           PART I
    REGISTRANT INFORMATION

Full name of registrant:       CRONUS CORPORATION

Former name if applicable:

Address of principal executive office: 7660 E. Broadway, Suite 210

City, State and Zip Code:    Tucson, Arizona 85710

             PART II
    RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

           PART III
          NARRATIVE

     State below in reasonable detail the reasons why Forms
10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the
transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period because the Company's independent accountant has been unable to timely assist the Company and its auditors in preparing the required financials for Form 10-QSB because of the time demands on the independent accountant not related to the Company. Due to the delay of the independent accountants, the Company's financial information for the time period covered by the Form 10-QSB report has not yet been completed.

           PART IV
       OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

      Kevin Sherlock              (520)  885-1220
      ---------------------------------------------
       (Name)             (Area Code) (telephone Number)

     (2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

           [X] YES          [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

           [ ] YES          [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Exhibits:
     1.  Letter from independent accountant.

        CRONUS CORPROATION
     (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 17, 1998        By /s/
                               -------------------------
                                    James W. McCabe
                                 President and Director

EXHIBIT 1
To the Board of Directors
Cronus Corporation

     Our firm was unable to timely assist Cronus Corporation in preparing the unaudited financials for Form 10-QSB for the Company's quarter ended June 30, 1998 because of the time demands on our firm unrelated to our work on behalf of Cronus.
                     /s/ J. Dennis Bartlett, P.C.
Tucson, Arizona
August 13, 1998